Filed by Barrick Gold Corporation
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject company: Placer Dome Inc.
Commission File Number: 333-129643
Date: November 30, 2005
Delivering Value... From Assets, People & Projects Delivering Value... From Assets, People & Projects November 29, 2005

FORWARD LOOKING STATEMENTS Certain information included in this presentation, including any information as to our future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute "forward-looking statements." The words "expect", "will", "intend", "estimate" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward- looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as fuel and electricity) and currencies; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company's most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. ADDITIONAL DISCLOSURE On November 10, 2005, Barrick filed with the U.S. Securities and Exchange Commission (the "SEC") a Registration Statement on Form F-10 which includes Barrick's offer and take-over bid circular. Investors and security holders are urged to read the disclosure documents filed by Barrick from time to time with the SEC regarding the proposed business combination transaction because they contain important information. The offer and take-over bid circular have been sent to shareholders of Placer Dome Inc. Investors may also obtain a free copy of the offer and take-over bid circular and other disclosure documents filed by Barrick with the SEC at the SEC's website at www.sec.gov. The offer and take-over bid circular and the other disclosure documents may also be obtained free of charge by directing a request to Barrick's media or investor relations departments. Important Information

Barrick Gold Corporation Company Overview Large, liquid blue-chip gold producer Component of seven globally-recognized indices 3 new mines built in 2005 14 operating mines and 3 development projects: 7 countries on 4 continents 2004A production: 5.0 Moz @ $212/oz (1) 2005E production: 5.4-5.5 Moz @ about $225/oz (1)(2) Strong Q3 2005 earnings New mines delivering results (1) refer to final slide point #1 (2) refer to final slide point #2

Barrick's Full and Fair Offer for Placer Dome Offer Price $2.65 per share in cash and 0.6562 Barrick shares (assuming full pro ration) Premium Offer 27% to Placer's ten day average price(1) 36% to Placer's 6 month average price(1) Structure Expires December 20, 2005(2) Minimum 2/3 tender condition Sale of Assets Goldcorp agreement to buy Placer Dome's Canadian assets, La Coipa, and 40% of Pueblo Viejo for approximately $1.35 billion in cash Average based on trading prior to Barrick's bid on October 31 Unless extended or withdrawn All amounts in US dollars

Barrick's Track Record of Delivering Results Best performing senior gold stock in 2004, 2005 (to Oct 28) Met our original guidance for production and cash costs in 2003 and 2004 and expect to do the same in 2005 Made the gold industry's largest greenfields discovery in last ten years - Lagunas Norte Permitted, financed and built 9 projects in last decade Has not issued equity since 1991 for project development Strongest balance sheet in the gold industry Established Regional Business Units to efficiently manage operations

Acquisition Highlights Creates value for Barrick and Placer Dome shareholders Strength, breadth and scale to capitalize on industry opportunities Accretive to NAV, and to earnings per share and cash flow per share Increases gold reserves, resources and production per Barrick share Consolidates gold industry's unrivalled suite of projects and prospective exploration properties Financial strength and proven development capabilities Anticipated transaction synergies of approximately $240 million(*) per year identified to date (*) Includes $200 million by Barrick and $40 million by Goldcorp

Barrick Mines Projects Placer Dome Mines Projects Value Creation for Shareholders Donlin Creek Eskay Creek Hemlo Golden Sunlight Lagunas Norte Pierina Pueblo Viejo South Deeps Henty Osborne Porgera Cowal

Value Creation for Shareholders Unrivalled pipeline of projects Beyond 2009 Barrick Placer Dome (*) Placer Dome announced agreement in principle to sell its interest to Arizona Star and Bema Gold Buzwagi Pascua-Lama Cortez Hills Cowal Tulawaka East Archimedes Lagunas Norte Cerro Casale* Veladero 2009 2008 2007 2006 2005 Pueblo Viejo Donlin Creek Kabanga ABX Exploration Pipeline

Value Creation for Shareholders Barrick's Development Expertise 1996 Meikle Mine 1998 Pierina Mine 2000 Goldstrike Roaster 2001 Bulyanhulu Mine 2005 Tulawaka Mine 2005 Lagunas Norte Mine 2005 Veladero Mine 2005 Goldstrike Power Plant 2006E Cowal Project Placer Dome 1997 Musselwhite Mine 2002 Getchell Mine

Value Creation for Shareholders Increase in reserves, resources and production per share Based on average of street estimates adjusted for synergies Company estimates, adjusted for sale of assets to Goldcorp Company 2004 Annual Reports, adjusted for 2005 updates and sale of assets to Goldcorp Includes gold equivalent copper calculated at $450/oz. gold and $1.20/lb. copper 0 10 20 30 40 15% 137% 22% 12% NAV (1) 2005E Prod. (2,4) P&P Reserves (3,4) M+I Resources (3,4)

Financial strength to accelerate development Twelve months ended September 30, 2005 Billions of US dollars Barrick Placer Dome Pro Forma(1) Revenue 2.1 1.9 3.7 EBITDA (2) 0.7 0.4 1.0 Cash Position (3) 1.1 1.1 2.4 Net Debt (4) 0.7 0.2 0.7 Financial strength to develop gold projects on a global scale without equity dilution Pro forma market capitalization of $21.8 billion(5) Ability to manage and reduce hedge position effectively Pro forma totals adjusted for assets to be sold to Goldcorp and assuming cash proceeds of $0.2 billion from the exercise of in-the- money stock options Excludes writedowns on mining assets, equity in investees and cumulative effect of changes in accounting principles. Includes restricted cash held by Placer Dome of $0.2 billion Net debt excludes the impact of temporary financing for the $1.2 billion cash component, which will be repaid on closing of the sale of assets to Goldcorp Combined market capitalization of Barrick and Placer Dome based on October 28, 2005 closing prices Value Creation for Shareholders

Annual estimated Barrick synergies of approximately $200 million Operations Optimize and share mining and processing infrastructure in Nevada, Australia and Tanzania Reduce energy costs and inventory levels through joint infrastructure Exploration Consolidate land position on most prospective belts Prioritize exploration projects pipeline Procurement Generate savings from improved purchasing power G&A Eliminate duplication of offices and overheads in all regions Finance and Tax Realize jurisdictional tax synergies Overall lower cost of capital Additional $40 million per year with Goldcorp's participation Value Creation for Shareholders

Value Creation for Shareholders Significant exploration opportunities 2005 total exploration budget $120 million Targeting reserve and resource additions at and near existing mines in 2005: $55M Greenfield and district exploration budget in 2005: $65M Focus on prospective districts (Nevada / Frontera / Lake Victoria / Peru / Russia) Consistent investment in exploration Motivated, discovery-driven exploration team Core strength of Barrick

Goldstrike East Archimedes Round Mountain RENO Battle Mt. - Eureka ELKO Carlin Getchell Marigold C A L I F O R N I A N E V A D A UTAH Power Plant Turquoise Ridge Bald Mountain Cortez Hills Cortez Nevada - Exploration Potential 0 km 100 200 300 400 500

Miles 0 1 2 3 4 Storm Meikle Betze-Post Dee Rossi Goldstrike Rodeo Ren South Arturo South Arturo Target - Carlin Trend Rossi Property Dee Property Dee Pit Storm South Arturo 20 Rotary Holes Complete 2 Rotary Holes Drilling 2 Core Holes Complete

Bulyanhulu Kabanga Buzwagi Tulawaka North Mara Tanzania - Exploration Potential 0 km 100 200 300 400 500

Tusker Target - Lake Victoria District Long Section - Thickness of mineralised zone >50m 30-40m 40-50m 20-30m 10-20m 0-10m In Progress 100m South North

Western Australia – Exploration Potential

BARRICK


WESTERN AUSTRALIA
Plutonic
Darlot
Lawlers
Granny Smith
Kanowna
Kalgoorlie West
Kalgoorlie
0 km
100
200
300
400
500
Perth

A R G E N T I N A C H I L E Cerro Casale Pascua-Lama Veladero La Serena Chile / Argentina - Exploration Potential 0 km 100 200 300 400 500 Zaldivar 200km Frontera District

C H I L E A R G E N T I N A Veladero Veladero Camp Crushing and Truck Shop Pascua-Lama Process Plant Regalito Target Guanaco Zonzo Target Cerro Pelado Target Cerro Colorado Target Veladero Process Plant Pascua-Lama North Frontera District - Chile / Argentina

Yakutsk Zherek Suzdal Nezhdaninskoye Ulan Bator Mnogovershinnoe Mayskoye Talatuy Taseevskoye Novoshirokinskoye Bishkek M O N G O L I A C H I N A C H I N A R U S S I A KAZAKHSTAN KYRGYZSTAN C h i t a Y a k u t i a C h u k o t k a Khabarovsk Federova Aksu Andagul Highland Properties Barrick Properties Moscow Ljubov Russia / FSU District Jolymbet Bestube Kyzylsor Karaultube Sarasa Kaskabulak Darasun Sovinoe Belaya Gora Mayainikan Barrick/Highland JV Kazakhaltyn Properties Barrick/Kazakhaltyn JV

Why Placer Dome shareholders should accept Barrick management's track record of delivering results Premium offer of 27% with a cash component Unlock additional value from Placer Dome through: Realization of proposed synergies Permitting, financing and construction of Placer Dome's projects by Barrick's highly experienced team Optimization of existing assets from Barrick's Continuous Improvement Programs Consolidate the gold industry's unrivalled suite of projects and prospective exploration properties Create a gold mining company with compelling value creation opportunities in the short, medium and long- term.

The Barrick Advantage Benefits of Barrick and Goldcorp transaction structure Execution timing - no shareholder votes required All-Canadian bid - no Investment Canada approval Strong partner in Goldcorp results in additional transaction synergies Canadian bidder can implement tax-efficient asset sales and restructurings Lower on-going tax rate for purchaser domiciled in Canada Ability to manage and reduce hedge position effectively Significant cash component in bid

FOOTNOTES 1. Total cash costs per ounce is defined as costs of sales divided by ounces sold, and exclude amortization expense. The statistic for 2005 and 2004 are not comparable due to the change in accounting for deferred stripping costs - see page 18 of the Management’s Discussion and Analysis accompanying the Company’s Third Quarter earnings release. Total cash costs per ounce exclude amortization - see page 20 of the Management's Discussion and Analysis accompanying the Company's Third Quarter earnings release. 2. The Company’s original guidance of $220-$230 per ounce restated for the impact of the new accounting policy for stripping costs and the inclusion of accretion expense.